Exhibit 99.1

Alterity Therapeutics Releases Appendix 4C – Q1 FY27 Quarterly Cash Flow Report & Corporate Update

Highlights

●	FDA End-of-Phase 2 meeting minutes confirmed the Phase 3 trial design and registrational pathway for ATH434 in Multiple System Atrophy (MSA)

●	New U.S. composition of matter patent granted for ATH434, extending protection to 2045 and supporting future development in Parkinson’s disease

●	Peer-reviewed publication in Clinical Autonomic Research from the bioMUSE Natural History Study linked skin α-synuclein deposition to autonomic dysfunction in early MSA

●	Phase 3 operational activities underway

●	Continued evaluation of strategic funding and partnering alternatives to support Phase 3 development and maximize long-term shareholder value

●

Cash balance of A$41.3 million at 30 September 2026, inclusive of A$3.98 million Australian R&D Tax Incentive refund and approximately net A$5.5 million raised through the exercise of ATHO listed options

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 October 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2026 (Q1 FY27).

“This was a quarter of meaningful progress for Alterity,” said David Stamler, M.D., Chief Executive Officer. “With the final minutes from our End-of-Phase 2 meeting, we have confirmed alignment with the FDA on the registrational pathway for ATH434 in MSA. That clarity has allowed us to begin the operational start-up activities as we prepare to initiate our Phase 3 trial in MSA.”

“We also strengthened the foundation for ATH434's long-term value. The granting of a new U.S. composition of matter patent for ATH434 extends protection to 2045 and supports its future development in Parkinson’s disease. We continue to build on our scientific work with a peer-reviewed publication from the bioMUSE Natural History Study and new Phase 2 analyses presented at the MDS Congress that adds to the evidence supporting ATH434's clinical profile and iron-chaperone mechanism. Together with the proceeds from the exercise of our listed options and receipt of our R&D tax refund, our position is strengthened as we advance toward Phase 3," concluded Dr. Stamler.

Secured New ATH434 Intellectual Property Protection

In August 2026, the United States Patent and Trademark Office (USPTO) granted a new composition of matter patent for ATH434. The patent covers a crystalline form of the mesylate salt of ATH434, the form used in the Company’s Phase 2 clinical trials in MSA and planned for use in Phase 3, as well as methods for treating neurological conditions using it. The patent has an expiry of 2045 and is expected to be listed in the FDA’s Orange Book upon regulatory approval of ATH434. Together with existing intellectual property and regulatory designations, including Orphan Drug Designation in the U.S. and EU, the patent provides multi-layered protection for ATH434 in MSA and supports the commercial rationale for future development in Parkinson’s disease and other neurodegenerative diseases where iron dysregulation is implicated.

Continued ATH434 Clinical and Regulatory Progress

During the quarter, the Company received minutes from the U.S. Food and Drug Administration (FDA) End-of-Phase 2 (EOP2) meeting regarding the Phase 3 study design and the registrational pathway for a potential New Drug Application (NDA) for ATH434 in MSA. The minutes confirmed that the FDA agreed with the proposed Phase 3 design, including the study population, treatment regimen, and primary endpoint ‒ the 11-item UMSARS Part I1 rating scale, a functional measure of activities of daily living affected in MSA. Agreement was also reached on selection of key secondary endpoints. The FDA indicated that a single pivotal trial plus confirmatory evidence could provide the data necessary to support approval, with the Company anticipating that the data from its ATH434-201 Phase 2 clinical trial will provide the required confirmatory evidence.

The Phase 3 study is expected to enroll approximately 200 patients who will be randomized 1:1 to ATH434 50 mg or matching placebo treatment twice daily for 12 months. Alterity has begun Phase 3 operational activities including finalizing the protocol, selecting vendors, identifying and qualifying clinical trial sites, and successfully manufacturing the first registration batch of ATH434 for use in the pivotal trial.

Scientific Engagement

Alterity continues to actively engage with the global neurology community through peer-reviewed publications and scientific presentations at leading international congresses. These activities form an important component of the Company’s strategy to disseminate clinical data, engage with key opinion leaders and specialists, and further interpret Phase 2 results for ATH434 in MSA.

During the quarter and subsequent to quarter end, Alterity presented the following new analyses and peer-reviewed publication, which are available on the Publications and Presentations page of the Company’s website:

●

October 2026 – International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress): Poster presented additional analyses from the ATH434-201 Phase 2 trial in MSA. Using statistical methods planned for Phase 3, the analysis showed that ATH434 50 mg significantly slowed functional decline in MSA by approximately 52% versus placebo on the 11-item UMSARS[1] at Week 52. Baseline CSF NfL predicted the rate of functional decline, supporting its use as a severity covariate in Phase 3.

●

August 2026 – Peer-reviewed publication in Clinical Autonomic Research from the Company’s bioMUSE Natural History Study described phosphorylated α-synuclein deposition in the skin biopsies of study participants. At baseline, α-synuclein strongly correlated with the drop in blood pressure on standing (orthostatic hypotension), and after 12 months α-synuclein deposition was correlated with higher autonomic symptom scores. The findings support skin biopsy as a minimally invasive tool to support the diagnosis and monitoring of progression in MSA clinical trials.

Investor and Strategic Partner Engagement

Alterity continues to engage with the investment communities in Australia and the U.S. with presentations at several conferences in the United States: Canaccord Genuity Growth, Cantor Global Healthcare, BTIG Biotech, and Craig-Hallum Biotech. Presentations in Australia included BioShares, ASX SMIDcaps, and the Canaccord Genuity Drug and Device Conference.

Alterity continues to evaluate a range of strategic and funding alternatives to support the advancement of ATH434, including ongoing discussions with a number of pharmaceutical companies. The Company is progressing a structured evaluation process, with the assistance of external advisers, to assess these opportunities alongside other potential funding and development pathways.

The Company remains focused on maintaining strategic flexibility while pursuing the pathway that best supports the advancement of ATH434 and maximizes long-term shareholder value.

Corporate and Financial Update

In July 2026, the Company received its research and development (R&D) tax refund for the 2025 financial year totaling A$3,982,992 (including A$43,117 of interest), under the Australian Government’s R&D Tax Incentive.

In August 2026, the Company entered into an underwriting agreement with MST Financial Services Pty Ltd to underwrite the exercise of up to 8,400,000 of the 15,918,235 ATHO listed options on issue at the agreement date (exercisable at A$0.50 and expiring on 31 August 2026). In the quarter ending 30 September 2026, 3,191,983 options were exercised by option holders prior to expiry and 8,400,000 shortfall shares were issued under the underwriting, raising total proceeds of approximately A$5.5 million after costs. Proceeds will support continued late-stage clinical development of ATH434 in MSA and general working capital.

As of 30 September 2026, Alterity held cash and cash equivalents of A$41.3 million. Operating cash outflows for the quarter were A$1.34 million.

In accordance with ASX Listing Rule 4.7C, payments of A$323k made to related parties and their associates during the quarter included non-executive directors’ fees, managing director salary, consulting fees, remuneration and superannuation at commercial rates.

The full financial report can be found in the ASX filing here.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies for Parkinson’s disease and related disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in Multiple System Atrophy (MSA), a rare and rapidly progressive neurodegenerative disease without an approved treatment. ATH434, the Company’s lead asset, demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

References

1 11-item UMSARS Part I (previously described as modified UMSARS I): Unified Multiple System Atrophy Rating Scale, 11-Items include: Orthostatic symptoms, Swallowing, Speech, Handwriting, Cutting food, Dressing, Hygiene, Walking, Falling, Urinary and Bowel function.

Authorization & Additional Information

This announcement was authorized by the Board of Directors of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Melissa Tempra

NWR Communications

melissa@nwrcommunications.com.au

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for	(3,107)	(3,107)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(413)	(413)
	(d) leased assets	-	-
	(e) staff costs	(1,534)	(1,534)
	(f) administration and corporate costs	(575)	(575)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	396	396
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(46)	(46)
1.7	Government grants and tax incentives	3,940	3,940
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,339)	(1,339)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(8)	(8)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(8)	(8)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	5,803	5,803
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(305)	(305)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(29)	(29)
3.10	Net cash from / (used in) financing activities	5,469	5,469

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	37,318	37,318
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,339	(1,339
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(8)	(8)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	5,469	5,469
4.5	Effect of movement in exchange rates on cash held	(132)	(132)
4.6	Cash and cash equivalents at end of period	41,308	41,308

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	41,308	37,318
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	41,308	37,318

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	323
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing

arrangements available to the entity.

Add notes as necessary for an understanding of the

sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,339)
8.2	Cash and cash equivalents at quarter end (item 4.6)	41,308
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	41,308

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	30.8

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer: N/A
8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2026

Authorised by:	The Board of Alterity Therapeutics Limited

(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5